SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Subject Company (Issuer))

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Filing Persons (Issuer))

2.5% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2032

(Title of Class of Securities)

584 690 AA 9 and 584 70K AA 2

(CUSIP Number of Class of Securities)

Jonah Shacknai
Chairman and Chief Executive Officer
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
(602) 808-8800

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen E. Older, Esq.
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022

CALCULATION OF FILING FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount To Be	Offering Price Per	Aggregate Offering	Amount Of
Of Securities To Be Registered(1)	Registered (2)	Unit	Price(3)	Registration Fee(3)

1.5% Contingent Convertible Senior Notes Due 2033	$492,000,000	100%	$446,720,000	$36,140
Class A Common Stock, par value $0.014 per share(4)	(4)	N/A	N/A	N/A

(1)	This tender offer statement relates to the exchange by Medicis Pharmaceutical Corporation of up to an aggregate of $400,000,000 principal amount of its 2.5% Contingent Convertible Senior Notes Due 2032 for $1,230 principal amount of its new 1.5% Contingent Convertible Senior Notes Due 2033 for each $1,000 in principal amount of 2.5% Contingent Convertible Senior Notes Due 2032 tendered.

(2)	This amount is the maximum principal amount of 2.5% Contingent Convertible Senior Notes Due 2032 that may be received by the Company from tendering holders.

(3)	The registration fee of $36,140 has been paid in connection with the Company’s Registration Statement on Form S-4, filed July 16, 2003. The amount of the registration fee was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $446.72 million, the market value as of July 11, 2003 of the maximum amount of 2.5% Contingent Convertible Senior Notes Due 2032 that may be received by the Company from tendering holders.

(4)	Such indeterminate number of shares of Class A common stock as shall be issuable upon conversion of the 1.5% Contingent Convertible Senior Notes Due 2033 being registered hereunder. No additional consideration will be received for the Class A common stock and therefore no registration fee is required pursuant to Rule 475(i) under the Securities Act of 1933, as amended.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,140	Filing Party: Medicis Pharmaceutical Corporation
Form or Registration No.: Form S-4 (File No. 333-107089)	Date Filed: July 16, 2003

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ] third-party tender offer subject to Rule 14d-1.

     [x] issuer tender offer subject to Rule 13e-4.

     [  ] going-private transaction subject to Rule 13e-3.

     [  ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on July 16, 2003 by Medicis Pharmaceutical Corporation (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to an aggregate of $400,000,000 principal amount of its 2.5% Contingent Convertible Senior Notes Due 2032 (the “Old Notes”) for up to an aggregate of $492,000,000 principal amount of its 1.5% Contingent Convertible Senior Notes Due 2033 (the “New Notes”).

The exchange offer is subject to the terms and conditions set forth in the prospectus and in the related Letter of Transmittal which are a part of the Company’s Registration Statement on Form S-4 (File No. 333-107089) filed with the Securities and Exchange Commission on July 16, 2003 (“Registration Statement”).

The Schedule TO is hereby amended and supplemented as follows:

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Item 12. Exhibits

(a)(1)(A)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit 99.1 of the Registration Statement.
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit 99.2 of the Registration Statement.
(a)(1)(C)	Form of Letter to Clients, incorporated by reference to Exhibit 99.3 to the Registration Statement.
(a)(1)(D)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus dated August 4, 2003, incorporated herein by reference to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission on August 4, 2003.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medicis Pharmaceutical Corporation

By:	/s/ Mark A. Prygocki, Sr.

Name: Mark A. Prygocki, Sr.
Title: Executive Vice President,
Chief Financial Officer and Treasurer

Date: August 6, 2003

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